UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

744413 105

(CUSIP Number)

Michael J. Wilson

Chief Financial Officer and Chief Compliance Officer

Chicago Pacific Founders UGP, LLC

980 North Michigan Avenue, Suite 1998

Chicago, IL 60611

312-273-4750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,415,418 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,467,230 (1)(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,415,418(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.87%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.

(2)	Includes:

(1) (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of warrants (the “Warrants”) and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”) directly held by Chicago Pacific Founders Fund, L.P. (“Founders Fund LP”);

(2) (i) 2,085,333 shares of Class A Common Stock issuable upon redemption or exchange of P3 LLC Units and Class V Common Stock beneficially owned by Chicago Pacific Founders GP, L.P. (“Founders GP”);

(3) (i) 2,942,977 shares of Class A Common Stock, (ii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Chicago Pacific Founders Fund-A, L.P. (“Fund-A”);

(4) (i) 6,305,039 shares of Class A Common Stock, (ii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Chicago Pacific Founders Fund-B, L.P. (“Fund-B”); and

(5) 429,180 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC Growth SPV LLC (“VBC”).

The number reported herein does not reflect this beneficial ownership limitations. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% (the “Ownership Blocker”) of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock and Class A Common Stock described above are 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock, respectively, that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute (each as defined in the Initial Filing), and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number provided herein does not reflect these beneficial ownership limitations.

(3)	Includes the shares described in footnote (2) above, but excludes 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock that are being held in escrow.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,415,418 (1)(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,467,230 (1)(5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,415,418 (1)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.87% (1)(4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	Includes:

(1) 2,085,333 shares of Class A Common Stock issuable upon redemption or exchange of P3 LLC Units and Class V Common Stock beneficially owned by Founders GP;

(2) (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of Warrants and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Founders Fund LP;

(3) (i) 2,942,977 shares of Class A Common Stock, (ii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Fund-A;

(4) (i) 6,305,039 shares of Class A Common Stock, (ii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Fund-B; and

(5) 429,180 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC.

The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock and Class A Common Stock described above are 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock, respectively, that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.

(5)	Includes the shares described in footnote (4) above, but excludes 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock that are being held in escrow

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,082,332 (1)(6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,045,358 (1)(7)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,082,332 (1)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.42%(1)(6)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(6)

Includes: (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of Warrants and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Founders Fund LP. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock described above are 8,036,974 shares of Class V Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.

(7)	Includes the shares described in footnote (6) above, but excludes 8,036,974 shares of Class V Common Stock that are being held in escrow.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,124,544 (8)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,894,373 (9)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,544 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93% (8)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(8)	Includes (i) 2,942,977 shares of Class A Common Stock, (ii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and (iii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by Fund-A. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class A Common Stock described above are 230,171 shares of Class A Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.

(9)	Includes the shares described in footnote (8) above, but excludes 230,171 shares of Class A Common Stock that are being held in Escrow.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,694,029 (10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,200,909 (11)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,694,029(10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14% (10)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(10)	Includes (i) 6,305,039 shares of Class A Common Stock, (ii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and (iii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by Fund-B. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class A Common Stock described above are 493,120 shares of Class A Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.

(11)	Includes the shares described in footnote (10) above, but excludes 493,120 shares of Class A Common Stock that are being held in escrow.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VBC Growth SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,180 (12)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,180 (12)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,180 (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27% (12)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(12)	Includes 429,180 Warrant Shares directly held by the Reporting Person. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders UGP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,691,179 (13)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,691,179 (13)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,691,179 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.88%(13)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(13)

Includes:

(1) 640,000 shares of Class A Common Stock held directly by Chicago Pacific Founders UGP III, LLC (“Founders GP-III”);

(2) (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants, and (iii) 27,248,200 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III PT SPV, LLC (“SPV III”); and

(3) (i) 12,895,750 shares of Class A Common Stock, 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III-A PT SPV, LLC (“SPV III-A”)

The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,691,179 (14)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,691,179 (14)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,691,179 (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.88% (14)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(14)

Includes:

(1) 640,000 shares of Class A Common Stock held directly by Chicago Pacific Founders UGP III, LLC (“Founders GP-III”);

(2) (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants, and (iii) 27,248,200 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III PT SPV, LLC (“SPV III”); and

(3) (i) 12,895,750 shares of Class A Common Stock, 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III-A PT SPV, LLC (“SPV III-A”)

The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPF III PT SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,400,042 (15)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,400,042 (15)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,400,042 (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.89% (15)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(15)	Includes (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 27,248,200 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by SPV III. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPF III-A PT SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,651,137 (16)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,651,137 (16)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,651,137 (16)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.80%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(15)	Includes (i) 12,895,750 shares of Class A Common Stock, (ii) 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by SPV III-A. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

Explanatory Note:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D of (i) Chicago Pacific Founders UGP, LLC, a Delaware limited liability company (“Founders UGP”), (ii) Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“Founders GP”), (iii) Chicago Pacific Founders Fund, L.P., a Delaware limited partnership (“Founders Fund LP”), (iv) Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership (“Founders Fund-A”), (v) Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership (“Founders Fund-B”) and (vi) VBC Growth SPV LLC, a Delaware limited liability company (“VBC”) (collectively, the “Fund I Reporting Persons”) that was initially filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2021 (the “Initial Filing”), as amended by Amendment No. 1 filed with the SEC on December 23, 2022 (“Amendment No. 1”), as amended by Amendment No. 2 filed with the SEC on April 21, 2023 (“Amendment No. 2, and together with the Initial Filing, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of P3 Health Partners, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

In addition to the Fund I Reporting Persons, this Amendment No. 3 is being filed on behalf of the following additional Reporting Persons: (a) Chicago Pacific Founders UGP III, LLC, a Delaware limited liability company (“Founders UGP III”), (b) Chicago Pacific Founders GP III, L.P., a Delaware limited partnership (“Founders GP III”), (c) CPF III PT SPV, LLC, a Delaware limited liability company (“SPV III”), and (d) CPF III-A PT SPV, LLC, a Delaware limited liability company (“SPV III-A”) (collectively, the “Fund III Reporting Persons”, and together with Fund I Reporting Persons, “Reporting Persons”). The Reporting Persons do not include the managers of Founders UGP III, Mary Tolan, Lawrence Leisure, and Vance Vanier.

Each of Mary Tolan, Lawrence Leisure and Vance Vanier is a United States citizen.

The business address for the Fund III Reporting Persons is 980 North Michigan Avenue, Suite 1998, Chicago, IL 60611.

Each of SPV III and SPV III-A is engaged in the business of investing in securities.

Each of Founders UGP III and Founders GP III is principally engaged in the business of being a general partner as described above and managing investments through other partnerships and limited liability companies.

During the last five years, none of the Fund III Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Fund III Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended by adding the following:

At the closing of the Private Placement (as defined in Item 6 hereof), the purchase price paid by entities affiliated with Chicago Pacific Partners (“CPF”) was funded by the working capital of CPF and its affiliated funds.

On September 4, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.4883 . The securities of the Issuer purchased by Founders UGP III were purchased with working capital in open market purchases.

On September 5, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.4912. The securities of the Issuer purchased by Founders UGP III were purchased with working capital in open market purchases.

On September 6, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.4898. The securities of the Issuer purchased by Founders UGP III were purchased with working capital in open market purchases.

On September 9, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.5334.

On September 10, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.5153.

On September 11, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.5591.

On September 12, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a purchase price of $0.52.

On September 13, 2024, Founders UGP III purchased 80,000 shares of Class A Common Stock at a weighted average price of $0.4994. The securities of the Issuer purchased by Founders UGP III were purchased with working capital in open market purchases.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Reporting Persons acquired the securities covered by this Amendment No. 3 for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Transaction Documents (as defined in Item 6 below), depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their shares of Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the CPF Directors or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 161,762,058 shares of Class A Common Stock and 195,956,984 shares of Class V Common Stock outstanding as of August 1, 2024, based on the number of securities outstanding as contained in the most recently available filing with the SEC by the Issuer. The shares of Class V Common Stock are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.

As previously disclosed, Founders UGP is the general partner of Founders GP, the general partner of each of Founders Fund LP, Fund-A, and Fund-B. Founders UGP is deemed to be the beneficial owner of the securities of the Issuer held directly by each of Founders GP, Founders Fund LP, Founders Fund-A, and Founders Fund B. Founders UGP is managed by Mary Tolan, Lawrence Leisure and Vance Vanier.

As previously disclosed, VBC Growth SPV LLC, a Delaware limited liability company (“VBC”), holds warrants to purchase 429,180 shares of Class A Common Stock (the “Warrant Shares”), and the sole manager of VBC is CPF VBC Growth Aggregator, L.P., a wholly owned subsidiary of Founders UGP. Founders UGP, by virtue of its indirect ownership of (1) the sole manager of VBC and (2) each of Founders Fund LP and CPF VBC Growth Aggregator, L.P., entities holding an aggregate of 61.88% of the membership interests in VBC, controls all voting and dispositive decisions with respect to the Warrant Shares.

Founders UGP III is the general partner of Founders GP III, the sole manager of each of SPV III and SPV III-A. Founders UGP III is deemed to be the beneficial owner of the securities of the Issuer held directly by each of SPV III and SPV III-A. Founders UGP III is managed by Mary Tolan, Lawrence Leisure and Vance Vanier.

The Fund I Reporting Persons and the Fund III Reporting Persons may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 for purposes of beneficial ownership of shares of Class A Common Stock and shares of Class V Common Stock described above. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Fund I Reporting Person or any Fund III Reporting Person who currently beneficially own any shares of Class A Common Stock or any shares of Class V Common Stock are members of any such group. Each Fund III Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock or any shares of Class V Common Stock beneficially owned by any Fund I Reporting Person, and each Fund I Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock beneficially owned by any Fund III Reporting Person.

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of the shares of Class A and Class V Common Stock as set forth in the table below:

	Class A Common Stock		Class V Common Stock(1)		Class A Common Stock underlying Pre-Funded Warrants(2)	Class A Common Stock underlying Common Warrants(2)	Voting Power Percentage(3)
Chicago Pacific Founders UGP, LLC(4)	13,471,637	(5)	91,269,317	(6)	966,253	4,708,211	30.87%
Chicago Pacific Founders GP, L.P.(7)	13,471,637	(5)	91,269,317	(6)	966,253	4,708,211	30.87%
Chicago Pacific Founders Fund, L.P.(8)	4,223,621	(9)	89,183,984		861,149	3,813,578	27.42%
Chicago Pacific Founders Fund-A, L.P.	2,942,977	(10)	-		33,447	148,120	0.87%
Chicago Pacific Founders Fund-B, L.P.	6,305,039	(11)	-		71,657	317,333	1.87%
VBC Growth SPV, LLC	-		-		-	429,180	0.12%
Chicago Pacific Founders UGP III, LLC(12)	56,872,604		-		35,569,267	75,249,308	46.88%
Chicago Pacific Founders GP III, L.P.(13)	56,872,604		-		35,569,267	75,249,308	46.88%
CPF III PT SPV, LLC	43,336,854		-		27,248,200	57,814,988	35.89%
CPF III-A PT SPV, LLC	12,895,750		-		8,321,067	17,434,320	10.80%

(1)	Class V Common Stock entitles the holder thereof to one vote per share.
(2)	Does not give effect to the Ownership Blockers described above.
(3)	Represents the percentage of voting power of the holders of Class A Common Stock and Class V Common Stock of the Company voting together as a single class and calculated in accordance with Rule 13d-3(c) and Rule13d-1(j).
(4)	Chicago Pacific Founders UGP, LLC is the general partner of Chicago Pacific Founders GP, L.P., which is the general partner of each of Chicago Pacific Founders Fund, L.P., Chicago Pacific Founders Fund-A, L.P., Chicago Pacific Founders Fund-B, L.P. and CPF VBC Growth Aggregator, L.P., which is the sole manager of VBC Growth SPV, LLC. As such, Chicago Pacific Founders UGP, LLC is deemed to have sole voting and discretionary power over the shares of Class A Common Stock directly and beneficially owned by Chicago Pacific Founders Fund, L.P.; Chicago Pacific Founders GP, L.P.; Chicago Pacific Founders Fund, L.P., Chicago Pacific Founders Fund-A, L.P., Chicago Pacific Founders Fund-B, L.P. and VBC Growth SPV, LLC in the aggregate.
(5)	Included are 732,291 shares of Class A Common Stock subject to escrow.
(6)	Included are 8,224,897 shares of Class V Common Stock subject to escrow.
(7)	Chicago Pacific Founders GP, L.P. is the general partner of each of Chicago Pacific Founders Fund, L.P.; Chicago Pacific Founders UGP, LLC; Chicago Pacific Founders Fund-A, L.P., Chicago Pacific Founders Fund-B, L.P. and CPF VBC Growth Aggregator, L.P., which is the sole manager of VBC Growth SPV, LLC. As such, Chicago Pacific Founders GP, L.P. is deemed to have sole voting and discretionary power over the shares of Class A Common Stock directly and beneficially owned by Chicago Pacific Founders UGP, LLC; Chicago Pacific Founders Fund, L.P.; Chicago Pacific Founders Fund, L.P., Chicago Pacific Founders Fund-A, L.P., Chicago Pacific Founders Fund-B, L.P. and VBC Growth SPV, LLC in the aggregate.
(8)	Chicago Pacific Founders Fund, L.P. is the general partner of Chicago Pacific Founders GP, L.P.
(9)	Includes 8,036,974 shares of Class A Common Stock subject to escrow.
(10)	Includes 230,171 shares of Class A Common Stock subject to escrow.
(11)	Includes 493,120 shares of Class A Common Stock subject to escrow.
(12)	Chicago Pacific Founders UGP III, LLC is the general partner of Chicago Pacific Founders GP III, L.P., which is the manager of each of CPF III PT SPV, LLC and CPF III-A PT SPV, LLC. As such, Chicago Pacific Founders UGP III, LLC is deemed to have sole voting and discretionary power over the shares of Class A Common Stock directly and beneficially owned by Chicago Pacific Founders GP III, L.P.; CPF III PT SPV, LLC and CPF III-A PT SPV, LLC
(13)	Chicago Pacific Founders GP III, L.P., is the general partner of Chicago Pacific Founders UGP III, LLC and is the manager of each of CPF III PT SPV, LLC and CPF III-A PT SPV, LLC. As such, Chicago Pacific Founders GP III, L.P is deemed to have sole voting and discretionary power over the shares of Class A Common Stock directly and beneficially owned by Chicago Pacific Founders UGP III, L.P.; CPF III PT SPV, LLC and CPF III-A PT SPV, LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

May 2024 Securities Purchase Agreement.

On May 22, 2024, P3 Health Partners Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Founders Fund LP, Founder Fund-A, Founders Fund-B, SPV III, SPV III-A (collectively, the “CPF Purchasers”) and other purchasers named therein (together with the CPF Purchasers, the “Purchasers”).

Pursuant to the Purchase Agreement, on May 24, 2024, the Company issued approximately 67.4 million units at a price of approximately $0.6270 per unit. Each unit consists of one share of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), and a warrant (the “Common Warrants”) to purchase one share of Common Stock at an exercise price of $0.5020. Certain institutional investors elected to receive pre-funded warrants (the “Pre-Funded Warrants” and together with the Common Warrants, the “Warrants”) to purchase Common Stock in lieu of a portion of their Common Stock. In total, the Company sold an aggregate of approximately 67.4 million units to the Purchasers for aggregate gross proceeds of approximately $42.2 million (collectively, the “Private Placement”).

Each Common Warrant has an exercise price per share of Common Stock equal to $0.5020 per share and has a term of seven years from the date of issuance. Each Pre-Funded Warrant has an exercise price per share of Common Stock equal to $0.0001 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of each Warrant is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Entities affiliated with Chicago Pacific Partners (“CPF”) purchased approximately 31.9 million units for aggregate gross proceeds of approximately $20 million. CPF may not exercise any portion of any Warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock and the Company’s Class V Common Stock beneficially owned by CPF (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock and the Company’s Class V Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

May 2024 Registration Rights Agreement

On May 24, 2024, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable following the date of the Registration Rights Agreement (but in no event later than the date that is thirty (30) days after the closing of the Private Placement) for purposes of registering the resale of the shares of Common Stock issued pursuant to the Purchase Agreement and shares of Common Stock issuable upon exercise of the Warrants. The Company agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within ninety (90) days after the date thereof. The Registration Rights Agreement also contains certain shelf takedown and piggyback rights.

The Company has also agreed, among other things, to indemnify the Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and to pay all fees and expenses incident to the Company’s obligations under the Registration Rights Agreement.

Amended and Restated Letter Agreement with CPF

On May 24, 2024, in connection with the Purchase Agreement, the Company entered into an amended and restated letter agreement (the “Amended and Restated Letter Agreement”) with Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“CPF GP I”), and Chicago Pacific Founders GP III, L.P., a Delaware limited partnership (“CPF GP III”) (on behalf of the funds of which CPF GP I is the general partner, certain funds of which CPF GP III is the general partner and/or certain of their affiliated entities and funds (collectively, the “CPF Parties”)). The Amended and Restated Letter Agreement extends the end of the standstill restriction described below from June 30, 2024 to July 31, 2025. Pursuant to the Amended and Restated Letter Agreement, (i) for as long as the CPF Parties own 40% of the Company’s outstanding common stock, CPF will be entitled to designate one additional independent member of the Company’s board of directors, who must be independent and satisfy all applicable requirements regarding service as a director of the Company under applicable law and SEC and stock exchange rules, (ii) for as long as the CPF Parties own 40% of the Company’s outstanding common stock, CPF will be entitled to certain information rights and protective provisions, and (iii) the CPF Parties agreed to a standstill restriction from the date of the closing of the Private Placement to July 31, 2025 that limits the ownership of the CPF parties to 49.99% of the Company’s common stock.

The foregoing summaries of the Purchase Agreement, Registration Rights Agreement, Warrants and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Form of Common Stock Purchase Warrant, Form of Pre-Funded Common Stock Purchase Warrant, Purchase Agreement, Registration Rights Agreement and Letter Agreement, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No	Description

99.1	Form of Common Stock Purchase Warrant, dated May 24, 2024.

99.2	Form of Pre-Funded Common Stock Purchase Warrant, dated May 24, 2024.

99.3	Securities Purchase Agreement, dated May 22, 2024, by and among P3 Health Partners Inc. and the Purchasers named therein.

99.4	Registration Rights Agreement, dated May 24, 2024, by and among P3 Health Partners Inc. and the Purchasers named therein.

99.5	Amended and Restated Letter Agreement, dated May 24, 2024, by and among P3 Health Partners Inc., Chicago Pacific Founders GP, L.P. and Chicago Pacific Founders GP III, L.P.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHICAGO PACIFIC FOUNDERS UGP, LLC

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS GP, L.P.

By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS FUND, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS FUND-A, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS FUND-B, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

VBC GROWTH SPV, LLC

By:	CPF VBC Growth Aggregator, L.P., its sole manager
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS UGP III, LLC

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CHICAGO PACIFIC FOUNDERS GP III, L.P.

By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CPF III PT SPV, LLC

By:	CHICAGO PACIFIC FOUNDERS GP III, L.P., its manager
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024

CPF III-A PT SPV, LLC

By:	CHICAGO PACIFIC FOUNDERS GP III, L.P., its manager
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory
Date:	November 8, 2024